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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            J.P. MORGAN ATLAS GLOBAL LONG/SHORT EQUITY FUND, L.L.C.
                       (Name of Subject Company (Issuer))

             J.P. MORGAN ATLAS GLOBAL LONG/SHORT EQUITY FUND,L.L.C.
                      (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Rose M. Burke, Esq.
               c/o J.P. Morgan Alternative Asset Management, Inc.
                           522 Fifth Avenue, Floor 10
                               New York, NY 10036
                                 (212) 837-1432
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            Karrie H. McMillan, Esq.
                               Shearman & Sterling
                      801 Pennsylvania Avenue NW, Suite 900
                              Washington, DC 20004
                                 (202) 508-8000

                                December 23, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $4,419,708(a)         Amount of Filing Fee:  $357.55 (b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum value of Interests being purchased.

(b)      Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

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[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: ______________________________________
         Form or Registration No.: ____________________________________
         Filing Party: ________________________________________________
         Date Filed: __________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.           SUMMARY TERM SHEET.

                  J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C. (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to 25% of the Fund's net assets from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Interest" or "Interests" refers to the limited liability company interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member's Interest as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, New York time on Friday, January 23, 2004 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of March 31, 2004, or at a later date determined by the Fund if the Offer is extended (in each case, the "Repurchase Date"). The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests. Assuming a March 31, 2004 repurchase date, which coincides with the Fund's fiscal year-end, the Fund expects that the audit will be completed by the end of May 2004.

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                  A Member may tender its entire Interest or a portion of its
Interest. If a Member tenders a portion of its Interest in an amount that would cause the Member's capital account to fall below the required minimum account balance of $1,000,000, Ehrlich Associates, L.L.C., the Fund's Managing Member, reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the remainder of the Member's Interest in the Fund. If a Member tenders its Interest and the Fund purchases that Interest, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated as of September 18, 2003 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement")) determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund, less any Repurchase Fee due to the Fund in connection with the repurchase (the "Initial Payment"). The Initial Payment will be paid to the Member on or before the later of (1) 30 days after the Repurchase Date or, (2) if the Fund has requested withdrawals of its capital from any investment funds in which the Fund invests in order to fund the purchase of Interests, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred directly to an account designated by the Member. The Note will be held by PFPC Inc. (referred to herein as "PFPC" or the "Administrator") on the Member's behalf. Upon a written request by a Member to PFPC, PFPC will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund.

                  A "Repurchase Fee" of 1.5% of the tendered Interest will be charged by the Fund on any repurchase of an Interest from a Member at any time prior to the day immediately preceding the one-year anniversary of the Member's purchase of the Interest. Partial Interests will be repurchased on a "first in-first out" basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

                  The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered. If the Fund accepts the tender of the Member's Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, borrowings, or marketable securities (in the case of any distributions in-kind).

                  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, New York time, on Friday, January 23, 2004 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to February 23, 2004 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

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                  If a Member would like the Fund to purchase its entire
Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C., c/o PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, New York time, on Friday, January 23, 2004. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, JANUARY 23, 2004). The value of the Interests may change between November 30, 2003 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PFPC, at (302) 791-2810 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

                  Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on January 23, 2004, a Member that tenders its entire Interest will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2.           ISSUER INFORMATION.

                  (a) The name of the issuer is "J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C." The Fund is registered under the Investment Company Act of 1940 (the "1940 Act") as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 522 Fifth Avenue, 10th Floor, New York, New York, 10036 and its telephone number is (212) 837-1432.

                  (b) The title of the securities that are the subject of the Offer is "limited liability company interests," or portions thereof, in the Fund. As of the close of business on November 30, 2003, the net asset value of the Fund was $17,678,831. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 25% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in
Item 1.

                  (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The name of the filing person (i.e., the Fund and the subject company) is "J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C." The Fund's principal executive office is located at 522 Fifth Avenue, 10th Floor, New York, New York, 10036 and the telephone number is (212) 837-1432. The Managing Member of the Fund is Ehrlich Associates, L.L.C. The Chairman and the sole member of Ehrlich Associates, L.L.C. is Dr. Harold B. Ehrlich. The principal executive office of the Managing Member and Dr. Harold B. Ehrlich is located at 880 Third Avenue, 3rd Floor, New York, New York 10022. The Investment Manager of the Fund is J.P. Morgan Alternative Asset Management, Inc. The

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principal executive office of the Investment Manager is located at 522 Fifth
Avenue, 10th Floor, New York, New York 10036. The directors on the Fund's board of directors (the "Board of Directors") are Kenneth H. Beer, Dr. Harold B. Ehrlich, Joel Katzman, Gerald A. Okerman, and S. Lawrence Prendergast. Their address is c/o J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C., 522 Fifth Avenue, 10th Floor, New York, New York, 10036.

ITEM 4.           TERMS OF THE TENDER OFFER.

                  (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 25% of the net assets of the Fund that are tendered by Members by 12:00 midnight, New York time, on Friday, January 23, 2004 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

                  (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2004, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(v) below.

                  A Member may tender its entire Interest or a portion of its Interest. If a Member tenders a portion of its Interest in an amount that would cause the Member's capital account to fall below the required minimum account balance of $1,000,000, Ehrlich Associates, L.L.C., the Fund's Managing Member, reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the remainder of the Member's Interest in the Fund. Each Member that tenders an Interest that is accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. Payment of this amount will be made to Members on or before the later of (1) 30 days after the Repurchase Date or (2) if the Fund has requested withdrawals of its capital from any investment funds in which the Fund invests in order to fund the purchase of Interests, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

                  Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing marketable securities, the purchase amount will be paid entirely in cash, except in the unlikely event that the Managing Member of the Fund determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. There are costs and risks associated with the receipt of marketable securities in exchange for a Member's Interest. For example, a Member may incur brokerage charges and other selling expenses when it sells its marketable securities, and the proceeds of any such sale of securities may be less than the cash value of a Member's Interest as of the Repurchase Date. In the event any

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payment for the Interest tendered hereby is in the form of marketable securities, an arrangement for delivery of such securities will be made by the Managing Member and notified to the Member.

                  (iii) The Offer is scheduled to expire at 12:00 midnight, New York time, on Friday, January 23, 2004. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

                  (iv)     Not applicable.

                  (v) At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated December 23, 2003, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

                  (vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, New York time, Friday, January 23, 2004 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to February 23, 2004 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

                  (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, New York time, on Friday, January 23, 2004 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                  Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

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                  (viii)   For purposes of the Offer, the Fund will be deemed to
have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

                  (ix) If Interests in excess of 25% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

                  (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than J.P. Morgan Alternative Asset Management, Inc., the Fund's Investment Manager, would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

                  (xi)     Not applicable.

                  (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                  In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

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                           (2)      Not applicable.

                  (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  The Fund's Private Placement Memorandum, dated May 20, 2003 (as it may be amended, modified or otherwise supplemented from time to time, the "Private Placement Memorandum"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the Managing Member and the Investment Manager. The Private Placement Memorandum also states that the Managing Member and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Members quarterly each year, beginning with the Offer on March 31, 2004, and thereafter, on each of the last day of June, September, December and March (or, if any such date is not a business day, on the immediately preceding business day). The Fund has not previously offered to purchase Interests from Members pursuant to written tenders.

                  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Managing Member, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the Managing Member or the Investment Manager; and (ii) any other person, with respect to the Interests. The LLC Agreement provides, however, that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single purchase offer or multiple consecutive offers within the two-year period).

ITEM 6.           PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

                  (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum and the LLC Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Managing Member.

                  (c) None of the Fund, the Managing Member (or any person controlling the Managing Member), the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Managing Member), or the disposition of Interests (other than through periodic purchase offers, including the Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of

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the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than in connection with the ordinary portfolio transactions of the Fund or as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer); (6) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A Section 229.1006(c) are not applicable to the Fund. Notwithstanding the foregoing, CMRCC, Inc., an affiliate of the Investment Manager, has invested an amount representing a significant portion of the total initial investment in the Fund. For regulatory reasons, the Fund may elect or be required to repurchase all or a significant portion of this investment on or before September 30, 2004.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(viii)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, borrowings (as described in paragraph (d) below), or marketable securities (in the case of any distributions in-kind). Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

                  (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

                  (c)      Not applicable.

                  (d) None of the Fund, the Managing Member (or any person controlling the Managing Member), the Investment Manager or the Board of Directors has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Based on November 30, 2003 values, the Managing Member owns an Interest with a value of $10,243, representing approximately 0.06% of the outstanding Interests. Based on

November 30, 2003 values, CMRCC, Inc., an associate of the Investment Manager, owns an Interest, with a value of $15,363,990, representing approximately 86.91% of the outstanding Interests.

                  (b) There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Managing Member, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the Managing Member or the Investment Manager.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.          FINANCIAL STATEMENTS.

                  (a)      (1)      The Fund commenced operations on October 1,
2003. As of the date of the Offer, the Fund was not required to file, and has not filed, audited financial statements with the Securities and Exchange Commission.

                           (2)      The Fund is not required to and does not
file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

                           (3)      Not applicable.

                           (4)      The Fund does not have shares, and
consequently does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.          ADDITIONAL INFORMATION.

                  (a)      (1)      None.

                           (2)      None.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      None.

                  (b)      None.

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ITEM 12.          EXHIBITS.

                  Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

                  A. Cover Letter to Offer to Purchase and Letter of
                     Transmittal.

                  B. Offer to Purchase.

                  C. Form of Letter of Transmittal.

                  D. Form of Notice of Withdrawal of Tender.

                  E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                      J.P. MORGAN ATLAS GLOBAL LONG/SHORT EQUITY
                                      FUND, L.L.C.

                                      EHRLICH ASSOCIATES L.L.C.,
                                           as Managing Member

                                      By:   /s/ Harold B. Ehrlich
                                            ------------------------------------
                                            Name: Harold B. Ehrlich
                                            Title: Chairman and Sole Member

December 23, 2003

                                  EXHIBIT INDEX

EXHIBITS

A        Cover Letter to Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.